P.E. 1/24/02

02011487

924613
1-13202

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated January 24, 2002

Nokia Corporation
Nokia House
Keilalahdentie 4
02150 Espoo
Finland

(Name and address of registrant's principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __X__ Form 40-F _____

Enclosure: Press release dated January 24, 2002: "Nokia continues strong performance in challenging year 2001"

NOKIA

PRESS RELEASE
January 24, 2002

Nokia continues strong performance in challenging year 2001

Company exceeds fourth quarter profit target and achieves significant market share gains in mobile phones

Fourth quarter 2001 compared with fourth quarter 2000:
- Net sales decreased 5% to EUR 8 788 million (EUR 9 284 million in 4Q 2000)
- Pro forma operating profit was EUR 1 589 million (EUR 1 728 million); operating margin was 18.1% (18.6%)
- Pro forma adjustments for 4Q 2001 were EUR 736 million, consisting of:
  - goodwill amortization of EUR 87 million
  - goodwill impairment of EUR 464 million relating to Nokia Networks Broadband business and Nokia Internet Communications
  - restructuring expenses of EUR 105 million
  - impairment of minority investments of EUR 80 million
- Pro forma net profit was EUR 1 153 million (EUR 1 210 million)
- Pro forma earnings per share (diluted) was EUR 0.24 (EUR 0.25)
- Reported (IAS) net profit was EUR 450 million (EUR 1 204 million) and reported earnings per share (diluted) was EUR 0.09 (EUR 0.25)

Full year 2001 compared with full year 2000:
- Net sales grew 3% to EUR 31 191 million (EUR 30 376 million in 2000)
- Pro forma operating profit was EUR 5 237 million (EUR 5 861 million), operating margin was 16.8% (19.3%)
- Pro forma adjustments for 2001 were EUR 1 875 million
- Pro forma net profit was EUR 3 789 million (EUR 4 027 million)
- Pro forma earnings per share (diluted) was EUR 0.79 (EUR 0.84)
- Reported (IAS) net profit was EUR 2 200 million (EUR 3 938 million) and reported earnings per share (diluted) was EUR 0.46 (EUR 0.82)
- At year-end, the net cash position was EUR 5.1 billion (EUR 2.9 billion) and the net debt-to-equity ratio (gearing) was -41% (-26%)

Nokia's Board of Directors will propose a dividend of EUR 0.27 per share in respect of 2001.

Jorma Ollila, Nokia Chairman and CEO, said: "The year was characterised by intense competition, extreme volatility and a weakened global economy. Even in this environment, with our strong and focused team we increased sales, sustained solid profitability and achieved extraordinarily strong operating cash flow of EUR 6.5 billion. As we enter 2002, our strategic position is better than ever backed by a very strong brand, product range and operational ability."

"I am more than happy with Nokia's fourth quarter performance. We achieved significant market share gains maintaining excellent profitability in our mobile phone business and succeeded in substantially reducing the impact of a challenging environment on our networks business. We increased our full-year market share in mobile phones for the fourth consecutive year, reaching approximately 37% — almost double the level of 19% in 1997."

	NOKIA 4Q and 2001 - PRO FORMA (excludes goodwill amortization and non-recurring items)					
EUR million	**4Q/2001**	**4Q/2000**	**Change (%)**	**2001**	**2000**	**Change (%)**
Net sales	8 788	9 284	-5	31 191	30 376	+3
Nokia Networks	1 957	2 361	-17	7 534	7 714	-2
Nokia Mobile Phones	6 710	6 709	0	23 158	21 887	+6
Nokia Ventures Organization	142	241	-41	585	854	-31
Operating profit	1 589	1 728	-8	5 237	5 861	-11
Nokia Networks	254	407	-38	1 073	1 400	-23
Nokia Mobile Phones	1 479	1 444	+2	4 648	4 897	-5
Nokia Ventures Organization	-61	-104		-327	-307	
Common Group Expenses	-83	-19		-157	-129	
Financial income and expenses	45	51	-12	125	102	+23
Profit before tax and minority interests	1 631	1 772	-8	5 350	5 947	-10
Net profit	1 153	1 210	-5	3 789	4 027	-6
EPS, EUR						
Basic	0.24	0.26	-8	0.81	0.86	-6
Diluted	0.24	0.25	-4	0.79	0.84	-6

**All pro forma 4Q 2001 figures can be found in the tables on pages 7–9*

	NOKIA 4Q and 2001 – REPORTED					
EUR million	**4Q/2001**	**4Q/2000**	**Change (%)**	**2001**	**2000**	**Change (%)**
Net sales	8 788	9 284	-5	31 191	30 376	+3
Nokia Networks	1 957	2 361	-17	7 534	7 714	-2
Nokia Mobile Phones	6 710	6 709	0	23 158	21 887	+6
Nokia Ventures Organization	142	241	-41	585	854	-31
Operating profit	853	1 726	-51	3 362	5 776	-42
Nokia Networks	-73	388		-73	1 358	
Nokia Mobile Phones	1 457	1 429	+2	4 521	4 879	-7
Nokia Ventures Organization	-374	-127		-855	-387	
Common Group Expenses	-157	36		-231	-74	
Financial income and expenses	45	51	-12	125	102	+23
Profit before tax and minority interests	895	1 770	-49	3 475	5 862	-41
Net profit	450	1 204	-63	2 200	3 938	-44
EPS, EUR						
Basic	0.10	0.26	-62	0.47	0.84	-44
Diluted	0.09	0.25	-64	0.46	0.82	-44

**All reported 4Q 2001 figures can be found in the tables at the end of this report*

BUSINESS ENVIRONMENT AND FORECASTS

Nokia sees market conditions improving during 2002. Both the company's infrastructure and mobile phone businesses are expected to show full-year sales growth of about 15%. First quarter sales in 2002 are anticipated to be approximately 6-10% lower when compared with the strong sales in the first quarter 2001 (Nokia Networks 16-20% lower and Nokia Mobile Phones 3-7% lower). Low double-digit sales growth is expected to follow in the second quarter, accelerating to the 25-35% level during the fourth quarter at the latest. The company's competitive position remains strong, and first-quarter pro forma EPS (diluted) is expected to be in the range of EUR 0.15 and EUR 0.17.

Nokia estimates the overall networks market to be flat in 2002. The company sees its own accessible market expanding by more than 10% this year as operators in the Americas migrate to GSM/EDGE, and other operators join the WCDMA community. Despite robust GSM growth in the US, challenging conditions are likely to prevail in our largest market, Europe, in the earlier part of the year. Nokia estimates the second half to be significantly stronger than the first as 3G network sales enter the books.

Nokia's preliminary market research indicates that approximately 380 million mobile phones were sold globally in the 2001, with fourth quarter volumes rising to about 106 million units. Nokia's own mobile phone sales volume in 2001 grew by approximately 9% to 140 million units. This resulted in a significant rise in the company's global market share from around 32% in 2000 to an estimated share of about 37% in 2001, bringing the company closer to its targeted long-term 40% market share.

In 2002, the company sees total market volumes rising by 10-15% to 420-440 million units. Double-digit annual market volume growth is expected to continue in 2003. As future mobile phone market growth will increasingly be driven by the replacement market and multiple product ownership, Nokia is well positioned with its very strong brand and a stream of new product launches scheduled for this year, including many entirely new product concepts. The company anticipates replacement sales to reach approximately 55% of market volumes in 2002, compared with an estimated 45% in 2001.

Pro forma operating margins for Nokia Networks are expected to increase from around 10% in the first half of 2002 to the mid-teens in the second half, while pro forma operating margins in Nokia Mobile Phones are expected to remain around the high teens throughout 2002. Nokia Ventures Organization is expected to post a pro forma loss of around EUR 200 million for 2002.

Backed by ongoing good profitability and efficient working capital management, the company expects operating cash flow for 2002 to continue at a healthy level.

JORMA OLLILA, CHAIRMAN AND CEO

The year was characterised by intense competition, extreme volatility and a weakened global economy. Even in this environment, with our strong and focused team we increased sales, sustained solid profitability and achieved extraordinarily strong operating cash flow of EUR 6.5 billion. As we enter 2002, our strategic position is better than ever backed by a very strong brand, product range and operational ability.

I am more than happy with Nokia's fourth quarter performance. We achieved significant market share gains maintaining excellent profitability in our mobile phone business and succeeded in substantially reducing the impact of a challenging environment on our networks business. We increased our full-year market share in mobile phones for the fourth consecutive year, reaching approximately 37% — almost double the level of 19% in 1997.

In 2002, we expect the current quarter to be an exception in revenue growth terms, hampered partly by steep comparisons with the first quarter 2001 and normal seasonality factors, as well as the impact of new product transitions. As we move into the second quarter, the influence of these will be less pronounced, and we expect to see quarterly growth in excess of 10%, rising higher in the latter part of the year.

We believe we are on track to achieving 35% of the overall mobile infrastructure market in the long term. Although conditions in this market will continue to be challenging in early 2002, we expect operators to increase investments in quality and capacity as large numbers of new multimedia products and services come on stream. Our third generation network coverage rollouts are accelerating. We have also made good progress in EDGE, signing our largest systems deal ever with US operator Cingular Wireless.

In mobile phones, new technologies such as packet switching and multimedia messaging are now becoming tangible reality in the form of completely new product categories and concepts. In the first half of 2002 alone, we plan to ship more than 20 new models, with our 3G devices entering the market in the second half.

As traditional barriers separating IT, media and telecommunications are lowered and the functionality of our products extends from a voice-centric approach to include media, imaging, entertainment and business applications, we believe growth opportunities abound. For example, new phones coming on stream such as the Nokia 7650 imaging phone, which also has a camera, or the Nokia 5510, which works as a music player or game console, are creating entirely new communications markets.

China continues to be our second largest market and we are investing strongly there. At the end of last year, we inaugurated a major manufacturing facility in the XingWang industrial park in Beijing. We see ourselves uniquely positioned to build on our established presence in this market, as well as expand our export base in China.

Over the last few months, leading companies in our industry have committed to the Open Mobile Architecture initiative, laying a foundation for the smooth transition to a global multimedia services market. As the industry enters a new phase, we see a collaborative and open environment energising the industry and creating conditions for a competitive global mass volume services market with freedom of choice for consumers.

The strength of our full-year performance speaks very highly for the commitment of our people. I would like to extend my special thanks to everyone at Nokia for their contribution and loyalty during a difficult year.

NOKIA NETWORKS

Nokia's accessible infrastructure market continues to grow as more operators join the WCDMA community and some significant US operators migrate from TDMA to GSM/EDGE based 3G solutions. During the fourth quarter, Nokia won its biggest systems deal to date, signing a GSM/EDGE contract with US operator Cingular Wireless. The deal, valued at well over USD 1 billion, significantly strengthens the company's position in the US mobile networks market and the global cellular industry as a whole. In 3G networks, volume shipments are proceeding well. In early January, Nokia also became the first 3G vendor to begin shipping EDGE network equipment in volumes.

In addition, Nokia signed a new 3G customer in Sweden and two nationwide GPRS deals in Hungary and China. In GSM, the company won seven deals in addition to Cingular, the majority of which were expansion agreements. Two new contracts to supply broadband equipment in Sweden and China were also signed during the quarter, along with a new TETRA deal in Hong Kong.

Key fourth quarter developments in the Networks business also included the establishment of a research and development center in Hangzhou, China. The new unit will concentrate on developing Nokia's ATM and IP technologies for 3G solutions.

NOKIA MOBILE PHONES

During the fourth quarter, Nokia Mobile Phones introduced twelve new products and three new product categories.

In October, Nokia unveiled its first phone in the entertainment category with the Nokia 5510 (GSM 900/1800). It has a music player, FM radio, messaging machine, games platform and phone - all in one. Shipments started in November.

In November, Nokia introduced three new GSM phones and two new phone categories (one for Europe and Africa and one for Asia-Pacific regions). The first phone in the active category, the Nokia 5210, featuring WAP, represents a totally new concept with innovative materials, wearability options and improved durability. With the Nokia 6510, Nokia introduced a new design for its classic category phones. The small modern phone supports WAP 1.2.1, GPRS, HSCSD and infrared for flexible data connections. It comes with a mobile wallet and FM radio. The Nokia 5210 and the Nokia 6510 are expected to start shipping in February 2002.

The Nokia 7650 is the first phone in the imaging category. It combines a digital camera and multimedia messaging (MMS) and delivers a full range of functions for professional needs such as GPRS and HSCSD connections, WAP, wireless Bluetooth and infrared connectivity, email and MIDP Java support. The Symbian Operating System allows the phone to be customized and upgraded by corporations and individual users, who will be able to purchase numerous add-on software applications designed by independent software developers. The Nokia 7650 is expected to start shipping in the second quarter 2002.

Nokia also introduced three new Bluetooth accessories: the Nokia Wireless Headset, the Nokia Wireless Car Kit, and the Nokia Connectivity Card. They are compatible with the latest 1.1 version of the Bluetooth specification and are expected to be available in the first quarter of 2002.

Specifically for the Asia-Pacific GSM market, Nokia unveiled an additional three new products: the Nokia 3350, a new WAP-enabled phone with an array of trendy colors as well as new fun personalization features; the Nokia 6500, an attractive slimline design with an active flip cover, and featuring WAP over GPRS; and the Nokia 8855, a WAP-enabled premium phone. Shipments of all of these are expected to start in the first quarter of 2002.

In the Americas, Nokia unveiled the new Nokia 6360 TDMA phone with WAP 1.2.1, e-mail support, text and picture messaging, mobile chat as well as voice dialling, commands and recording. Shipments of the Nokia 6360 are expected to begin in the first quarter 2002. Shipments of the previously announced GSM/GPRS model, the Nokia 8390 for the Americas market, are also scheduled for the first quarter.

In December, Nokia introduced the Nokia THR 850 (TETRA) terminal with WAP and IP functionality, and started deliveries of the earlier announced GSM/GPRS model Nokia 6310.

As an example of Nokia's commitment to open mobile architecture, Nokia started in November to license the Series 60 smartphone software platform and client components to handset manufacturers as source-code products. The first agreement following this announcement was published with Samsung on licensing the Nokia Mobile Browser and Smart Messaging technology, while Matsushita began the evaluation and testing of the Nokia's Series 60 platform.

During the quarter, Nokia also introduced server products for content downloading services and for automatic over-the-air management and configuration of mobile phones. In addition, Nokia opened an online shop, the Nokia Software Market, where users can customize their Nokia 9210 Communicators with state-of-the-art mobile applications. For developers, Nokia kicked off the Nokia Mobile Challenge, a series of contests encouraging creation of innovative mobile applications.

NOKIA VENTURES ORGANIZATION

Nokia Internet Communications strengthened its Internet security portfolio through new products and continued to deploy its IP network security solutions as a critical element of its customers network infrastructure.

The unit also expanded its global alliance with Check Point Software Technologies. This intensified relationship will allow Nokia to expand its existing leadership in network security and mobile communication to orchestrate the delivery of highly advanced security solutions for both wired and wireless network environments.

Nokia Internet Communications also introduced the first commercial solutions as a result of the new partnership with F5 Networks. The Nokia BIG-IP solutions deliver more efficient ways to manage growing traffic and network security.

To strengthen the company's venturing initiatives, Nokia Ventures Organization launched the Nokia Early Stage Technology Fund, a EUR 40 million corporate venture fund aimed at providing early-stage financing for new business ideas inside the company.

NOKIA IN OCTOBER–DECEMBER 2001 REPORTED
(International Accounting Standards, IAS, comparisons given to the fourth quarter 2000 results)

Nokia's net sales decreased by 5% to EUR 8 788 million (EUR 9 284 million). Sales of Nokia Networks decreased by 17% to EUR 1 957 million (EUR 2 361 million), reflecting significant revenue declines in Europe and Asia Pacific, partially offset by growth in the Americas. Sales of Nokia Mobile Phones were virtually unchanged at EUR 6 710 million (EUR 6 709 million), with flat revenues in Europe and the Americas and slight growth in Asia Pacific. Sales of Nokia Ventures Organization decreased by 41% and totaled EUR 142 million (EUR 241 million).

Operating profit decreased by 51% to EUR 853 million (EUR 1 726 million), representing an operating margin of 9.7% (18.6%). Operating profit in Nokia Networks decreased to an operating loss of EUR 73 million (operating profit EUR 388 million), representing an operating margin of -3.7% (16.4%). Operating profit in Nokia Mobile Phones increased by 2% to EUR 1 457 million (EUR 1 429 million), representing an operating margin of 21.7% (21.3%). Nokia Ventures Organization reported an operating loss of EUR 374 million (operating loss of EUR 127 million). Common Group Expenses, which comprises Nokia Head Office and Nokia Research Center, totaled EUR 157 million (EUR 36 million).

During the fourth quarter 2001, operating profit was negatively impacted by non-recurring items totaling EUR 649 million, which consisted of goodwill impairment of EUR 464 million relating to Nokia Networks Broadband business and Nokia Internet Communications, restructuring charges of EUR 105 million, and impairment of minority investments of EUR 80 million. Goodwill amortization for the fourth quarter 2001 was EUR 87 million. In the fourth quarter 2000, operating profit included a EUR 55 million positive item relating to a change in the accounting of the company's Finnish pension plan.

Financial income totaled EUR 45 million (EUR 51 million). Profit before tax and minority interests was EUR 895 million (EUR 1 770 million). Net profit totaled EUR 450 million (EUR 1 204 million). Earnings per share decreased to EUR 0.10 (basic) and to EUR 0.09 (diluted) compared with EUR 0.26 (basic) and EUR 0.25 (diluted) in the fourth quarter 2000.

At December 31, 2001, net debt-to-equity ratio (gearing) was -41% (-26% at the end of 2000). During the October to December period 2001, capital expenditures amounted to EUR 221 million (EUR 409 million).

At the end of 2001, outstanding long-term loans to customers totaled EUR 1 128 million, while guarantees given on behalf of customers totaled EUR 127 million. In addition, Nokia had financing commitments totaling EUR 2 955 million at the end of 2001. Of the total committed and outstanding customer financing, EUR 3 607 million related to 3G networks.

CONSOLIDATED PROFIT AND LOSS ACCOUNT, IAS, EUR million
(unaudited)

	Pro forma 10-12/01	Pro forma 10-12/00	**Reported 10-12/01**	Reported 10-12/00
Net sales	**8,788**	9,284	**8,788**	9,284
Cost of sales 1)	**-5,536**	-5,942	**-5,559**	-5,942
Research and development expenses	**-750**	-764	**-750**	-764
Selling, general and administrative expenses 2)	**-913**	-850	**-995**	-795
One-time charges/customer finance	-	-	-	-
Impairment of minority investments	-	-	**-80**	-
Impairment of goodwill	-	-	**-464**	-
Amortization of goodwill	-	-	**-87**	-57
Operating profit	**1,589**	1,728	**853**	1,726
Share of results of associated companies	**-3**	-7	**-3**	-7
Financial income and expenses	**45**	51	**45**	51
Profit before tax and minority interests	**1,631**	1,772	**895**	1,770
Tax	**-459**	-532	**-426**	-536
Minority interests	**-19**	-30	**-19**	-30
Net profit	**1,153**	1,210	**450**	1,204
Earnings per share, EUR				
Basic	**0.24**	0.26	**0.10**	0.26
Diluted	**0.24**	0.25	**0.09**	0.25
Average number of shares (1,000 shares)				
Basic	**4,721,431**	4,685,458	**4,721,431**	4,685,458
Diluted	**4,797,959**	4,795,272	**4,797,959**	4,795,272
Depreciation and amortization, total			**416**	323

1) Includes in 2001 non-recurring restructuring charges of EUR 23 million

2) Includes in 2001 non-recurring restructuring charges of EUR 82 million. 2000 includes a pension credit of EUR 55 million

CONSOLIDATED PROFIT AND LOSS ACCOUNT, IAS, EUR million
(unaudited)

	Pro forma 1-12/01	Pro forma 1-12/00	**Reported 1-12/01**	Reported 1-12/00
Net sales	**31,191**	30,376	**31,191**	30,376
Cost of sales 1)	**-19,693**	-19,072	**-19,787**	-19,072
Research and development expenses	**-2,985**	-2,584	**-2,985**	-2,584
Selling, general and administrative expenses 2)	**-3,276**	-2,859	**-3,443**	-2,804
One-time charges/customer finance 3)	-	-	**-714**	-
Impairment of minority investments	-	-	**-80**	-
Impairment of goodwill	-	-	**-518**	-
Amortization of goodwill	-	-	**-302**	-140
Operating profit	**5,237**	5,861	**3,362**	5,776
Share of results of associated companies	**-12**	-16	**-12**	-16
Financial income and expenses	**125**	102	**125**	102
Profit before tax and minority interests	**5,350**	5,947	**3,475**	5,862
Tax	**-1,478**	-1,780	**-1,192**	-1,784
Minority interests	**-83**	-140	**-83**	-140
Net profit	**3,789**	4,027	**2,200**	3,938
Earnings per share, EUR				
Basic	**0.81**	0.86	**0.47**	0.84
Diluted	**0.79**	0.84	**0.46**	0.82
Average number of shares (1,000 shares)				
Basic	**4,702,852**	4,673,162	**4,702,852**	4,673,162
Diluted	**4,787,219**	4,792,980	**4,787,219**	4,792,980
Depreciation and amortization, total			**1,430**	1009

1) Includes in 2001 non-recurring charges of EUR 71 million from 2Q and EUR 23 million from 4Q.

2) Includes in 2001 non-recurring charges for 2001: EUR 85 million from 2Q, including a EUR 24 million gain from the disposal of certain production operations, and EUR 82 million from 4Q. Non-recurring items for 2000 include a pension credit of EUR 55 million

3) Includes in 2001 one-time charges/customer finance from 3Q.

NET SALES BY BUSINESS GROUP, EUR million

	10-12/2001	10-12/2000	**1-12/2001**	1-12/2000
Nokia Networks	**1,957**	2,361	**7,534**	7,714
Nokia Mobile Phones	**6,710**	6,709	**23,158**	21,887
Nokia Ventures Organization	**142**	241	**585**	854
Inter-business group eliminations	**-21**	-27	**-86**	-79
Nokia Group	**8,788**	9,284	**31,191**	30,376

OPERATING PROFIT BY BUSINESS GROUP, EUR million
(unaudited)

Pro forma	**10-12/2001**	10-12/2000	**1-12/2001**	1-12/2000
Nokia Networks	**254**	407	**1,073**	1,400
Nokia Mobile Phones	**1,479**	1,444	**4,648**	4,897
Nokia Ventures Organization	**-61**	-104	**-327**	-307
Common Group Expenses	**-83**	-19	**-157**	-129
Nokia Group	**1,589**	1,728	**5,237**	5,861

Goodwill amortization	**10-12/2001**	10-12/2000	**1-12/2001**	1-12/2000
Nokia Networks	**-41**	-19	**-105**	-42
Nokia Mobile Phones	**-22**	-15	**-92**	-18
Nokia Ventures Organization	**-24**	-23	**-105**	-80
Common Group Expenses	**-**	-	**-**	-
Total	**-87**	-57	**-302**	-140

Non-recurring items	**10-12/2001**	10-12/2000	**1-12/2001**	1-12/2000
Nokia Networks	**-286**	-	**-1041**	-
Nokia Mobile Phones	**-**	-	**-35**	-
Nokia Ventures Organization	**-289**	-	**-423**	-
Common Group Expenses	**-74**	55	**-74**	55
Total	**-649**	55	**-1,573**	55

Reported	**10-12/2001**	10-12/2000	**1-12/2001**	1-12/2000
Nokia Networks	**-73**	388	**-73**	1,358
Nokia Mobile Phones	**1,457**	1,429	**4,521**	4,879
Nokia Ventures Organization	**-374**	-127	**-855**	-387
Common Group Expenses	**-157**	36	**-231**	-74
Nokia Group	**853**	1,726	**3,362**	5,776

NOKIA

Statutory Release of Annual Accounts 2001

REVIEW BY THE BOARD OF DIRECTORS

(The below review by the Board of Directors forms part of the financial statements for 2001)

Nokia in 2001: IAS Reported

Nokia's net sales in 2001 increased by 3% compared with 2000 and totaled EUR 31 191 million (EUR 30 376 million in 2000). Sales in Nokia Networks decreased by 2% to EUR 7 534 million (EUR 7 714 million) and grew in Nokia Mobile Phones by 6% to EUR 23 158 million (EUR 21 887 million). Sales decreased in Nokia Ventures Organization by 31% to EUR 585 million (EUR 854 million).

Operating profit in 2001 decreased by 42% and totaled EUR 3 362 million (EUR 5 776 million in 2000). Operating margin was 10.8% (19.0% in 2000). Operating profit in Nokia Networks decreased to an operating loss of EUR 73 million (operating profit EUR 1 358 million in 2000) and in Nokia Mobile Phones decreased 7% to EUR 4 521 million (EUR 4 879 million in 2000). Operating margin in Nokia Networks was -1.0% (17.6% in 2000) while the operating margin in Nokia Mobile Phones was 19.5% (22.3% in 2000). Nokia Ventures Organization showed an operating loss of EUR 855 million (operating loss of EUR 387 million in 2000). Common Group Expenses totaled EUR 231 million (EUR 74 million in 2000).

During 2001, operating profit was negatively impacted by non-recurring items totaling EUR 1 573 million, which consisted of goodwill impairment of EUR 518 million, restructuring charges of EUR 261 million, increases in reserves for Telsim and Dolphin receivables of EUR 714 million, and impairment of minority investments of EUR 80 million.

Financial income totaled EUR 125 million in 2001 (EUR 102 million in 2000). Profit before tax and minority interests was EUR 3 475 million in 2001 (EUR 5 862 million in 2000). Net profit totaled EUR 2 200 million in 2001 (EUR 3 938 million in 2000). Earnings per share decreased to EUR 0.47 (basic) and to EUR 0.46 (diluted) in 2001 compared with EUR 0.84 (basic) and EUR 0.82 (diluted) in 2000.

At December 31, 2001, net-debt-to-equity ratio (gearing) was -41% (-26% at the end of 2000). Total capital expenditures in 2001 amounted to EUR 1 041 million (EUR 1 580 million in 2000).

At the end of 2001, outstanding long-term loans to customers totaled EUR 1 128 million, while guarantees given on behalf of customers totaled EUR 127 million. In addition, Nokia had financing commitments totaling EUR 2 955 million at the end of 2001. Of the total committed and outstanding customer financing, EUR 3 607 million related to 3G networks.

Global Reach

In 2001, Europe accounted for 49% of Nokia's net sales (52% in 2000), the Americas 25% (25% in 2000) and Asia-Pacific 26% (23% in 2000). The 10 largest markets were the US, China, the UK, Germany, France, Italy, the Philippines, Thailand, Brazil and Spain, together representing 63% of total sales.

Research and development

In 2001, Nokia continued to invest in its worldwide research and development network and cooperation. At year-end, Nokia had 18 600 R&D employees, approximately 35% of Nokia's total personnel. Investments in research and development increased by 16% (47% in 2000) and totalled EUR 2 985 million (EUR 2 584 million in 2000), representing 9.6% of net sales (8.5% of net sales in 2000).

People

The average number of personnel for 2001 was 57 716 (58 708 for 2000). At the end of 2001, Nokia employed 53 849 people worldwide (60 289 at year-end 2000). In 2001, Nokia's personnel decreased by a total of 6 440 employees (increase of 5 029 in 2000).

Nokia continued to develop motivating and performance-based compensation and benefit programs for its employees. During the year, the number of personnel participating in the Nokia global stock-option plans increased significantly to more than 25,000.

Acquisitions and divestments

During 2001, Nokia completed two acquisitions designed to enhance its portfolio of businesses. In January, Nokia completed the acquisition of Ramp Networks, a US-based provider of purpose-built Internet security appliances specifically designed for small office applications. In August, Nokia acquired Amber Networks, a US-based networking infrastructure company that develops fault-tolerant routing platforms. The technology driven acquisition is a logical step in Nokia's strategy of extending leadership into future intelligent edge technologies and in the all-IP service integration for carrier grade high reliability routing.

Joint Initiatives

Nokia entered into several new initiatives with other industry leaders during 2001. In November, Nokia announced its commitment to the Open Mobile Architecture initiative together with 18 industry leaders, laying a foundation for the smooth transition to a global multimedia services market. The companies participating in the joint announcement were AT&T Wireless, Cingular Wireless, MM02, NTT DoCoMo, Telefonica Moviles, Vodafone, Fujitsu, Matsushita, Mitsubishi Electric, Motorola, NEC, Nokia, Samsung, Sharp, Siemens, Sony, Sony Ericsson, Toshiba and Symbian.

In December, leading IT infrastructure companies BEA Systems, Borland, Hewlett-Packard, IBM, Oracle and Sun Microsystems expressed their support for the initiative. Expanding the global scope of the Open Mobile Architecture initiative, China Mobile also joined the supporters in late December. Furthermore, Nokia and Sony announced collaboration in developing an open middleware platform.

In December, Nokia joined the Service Availability Forum as a founding member. This industry-wide coalition will set standards allowing the integration of open, standardized third-party building blocks into network infrastructure equipment. These building blocks will contribute to service availability as well as create new flexibility for system suppliers like Nokia in extending their product creation reach by leveraging innovation from across the industry.

NOKIA NETWORKS

The first quarter 2001 remained very strong in the company's network business. Reduced investments by operators did not start to have a significant effect on top-line growth until the second half of the year when sales fell sharply resulting in an overall sales decline of 2% compared with 2000.

However, throughout 2001, operators continued to invest in capacity, most notably in the US and Asia where GSM is advancing steadily and thus strengthening its position as the dominant global 2G standard. In Europe, operators are accelerating their preparations for the onset of next generation multimedia products and services.

In the Americas, Nokia made significant headway beginning with the decision by ATT Wireless Service (AWS) at the end of 2000 to join the GSM/EDGE/WCDMA market in a landmark deal with Nokia for the delivery of next generation wireless infrastructure. This was followed in the second quarter by a significant GSM deal with Telemar in Brazil and capped later in the year with Nokia's largest ever systems deal with Cingular Wireless of the US.

During 2001, the company signed 22 deals with operators to supply 3G-network infrastructure bringing the total number of 3G customers to 28. The largest deals announced were with Orange/France

Telecom, followed by Cable & Wireless Optus and Hutchison 3G UK. In addition, Nokia made a significant breakthrough in Japan when J-Phone selected Nokia to supply its 3G networks.

With these breakthroughs in the Americas and Japan, Nokia expanded its accessible market in geographical terms to include all the world's key markets, bringing the company closer to achieving its targeted long-term 35% share of the overall mobile infrastructure market.

In GPRS, Nokia signed 15 new deals in 2001, which brings the total number of customers to 59. The company also signed seven new GSM customers from around the world in addition to numerous GSM expansion deals. In Nokia's TETRA business, deals were signed in Hong Kong, Finland and Belgium. In fixed broadband networks, the US markets continued to be challenging, but several new contracts were signed in Europe and China.

During 2001, in response to adverse developments in the market and customer environment, Nokia realigned parts of its organisational structure in a move to increase overall efficiencies. This included decisions in both manufacturing and R&D to focus resources on high value-added parts of the business while outsourcing others. This is in line with Nokia's ongoing strategy of focusing and building on core skills while teaming up with select global partners.

NOKIA MOBILE PHONES

Strong sales growth in the first half of 2001 was partially offset in the second half by weaker sales primarily in Europe and Asia Pacific, resulting in an annual increase in net sales of 6% compared with 2000.

Nokia sold 140 million mobile phones in 2001, representing about 9% year-on-year growth. Contrary to the market development, Nokia's sales volumes continued to grow in all geographical regions, with growth strongest in Asia Pacific.

This resulted in a significant rise in the company's global market share from around 32% in 2000 to an estimated share of about 37% in 2001, bringing the company closer to its targeted long-term 40% market share. The shipment of 14 new models from a total of 22 new mobile phone introductions during the year boosted market share growth. In 2001, Nokia increased its market share for the fourth consecutive year—almost doubling it from the level of 19% in 1997.

According to Nokia's preliminary estimates, global mobile phone market volume in 2001 declined about 5% to approximately 380 million units. Replacement purchases are estimated to have accounted for about 45% of the total industry volume. This share is expected to rise to around 55% of total volume in 2002. In 2001, the global subscriber base is estimated to have grown by 30% to about 930 million mobile phone users.

Market volume continued to rise in Asia Pacific in 2001 with about 15% market growth. Demand in the Americas is estimated to have remained at approximately the level of the previous year; in Europe, market volume declined an estimated 23% during 2001. In 2002, the company sees total market volumes rising by 10-15% to 420-440 million units. Double-digit annual market volume growth is expected to continue in 2003.

NOKIA VENTURES ORGANIZATION

Nokia remains committed to building leadership in the corporate network security market. However, in 2001, revenue growth at Nokia Internet Communications was affected by the slowdown in information technology spending. During the year, Nokia expanded its global alliance with Check Point Software Technologies. The company also formed a new partnership with F5 Networks, and announced the first available solutions as a result of this new partnership.

Nokia introduced its first distributed office security appliances based on the Ramp Networks acquisition. Also introduced in 2001 were the Nokia IP530 and the gigabit plus performing Nokia IP740 security appliances. Working with Internet Security Systems, Nokia introduced the latest version of its network Intrusion Detection System RealSecure (TM) for Nokia.

In IBC (International Broadcasting Convention), Nokia and 10 of Europe's leading companies in the fields of broadcasting, multimedia and communications announced a memorandum of understanding to promote the use of digital broadcast standards for the delivery of multimedia content using the Internet.

CHANGES IN SHARE CAPITAL

In 2001, Nokia's share capital increased by EUR 1 383 428.16 as a result of the issue of 23 057 136 new shares upon exercise of warrants and stock options issued to key personnel in 1995, 1997 and 1999. Nokia's share capital was also increased in September by EUR 1 099 752.72, when 18 329 212 new shares, corresponding to 0.39% of the share capital, were issued to finance the acquisition of Amber Networks, Inc. For the same purpose a total of 2 532 000 shares, having a total par value of EUR 151 920 and corresponding to 0.05% of the share capital, held by Nokia Corporation were transferred to the stockholders of Amber Networks. Both the newly issued shares and the treasury shares were issued for a subscription price of EUR 20.7710 per share, the average market price of Nokia share on the Helsinki Exchanges for a ten business-day period before closing of the transaction. Effective March 2, a total of 7 914 Nokia shares were returned to Nokia pursuant to agreements made in connection with business acquisitions effected before 2001. The aggregate par value of these shares, which were received without consideration, was EUR 474.84 and they represented less than 0.001% of the share capital of the company and the total voting rights. Effective April 17, a total of 68 950 shares held by the company were cancelled pursuant to the shareholders' resolution taken at the Annual General Meeting. As a result of the cancellation, the share capital was reduced by the aggregate par value of the shares cancelled, EUR 4 137, corresponding to less than 0.01% of the share capital of the company and the total voting rights. The cancellation did not reduce the shareholders' equity. Neither the aforementioned issuances, the transfer, the receipt of shares nor the cancellation of shares had any significant effect on the relative holdings of the other shareholders of the company or on the voting powers among them.

In 2001, Nokia shareholders also approved a new stock option plan, under which Nokia key personnel were granted a total of 145 million stock options. Each stock option entitles the holder to subscribe for one Nokia share during share subscription periods commencing no earlier than July 1, 2002 and terminating no later than June 30, 2008. The share subscription prices will be determined on the basis of the market price on the Helsinki Exchanges. An aggregate maximum of 145 million shares, corresponding to 3.1% of the share capital, can be subscribed for under this plan.

On December 31, 2001, Nokia and its subsidiary companies owned 1 227 752 Nokia shares. The shares had an aggregate nominal value of EUR 73 665.12, representing 0.03% of the share capital of the company and the total voting rights.

The total number of shares at December 31, 2001 was 4 737 530 121. As a result of the new share issues, Nokia received a total of EUR 457 882 917.60 in additional shareholders' equity in 2001. At December 31, 2001, Nokia's share capital was EUR 284 251 807.26.

MERGER OF SUBSIDIARIES

Effective October 1, Nokia Mobile Phones Ltd, Nokia Networks Oy and some other Finnish Nokia Group companies merged into Nokia Corporation.

OUTLOOK

Nokia's objective is to take and maintain a leading role in creating communications products and services that enrich the daily lives of people and enable enterprises to prosper. The company strives to keep a clear focus on human needs, managing risks and building reputation, integrating all stakeholder expectations into its business decision making.

In 2001, Nokia confirmed its ability to perform well in an intensely challenging environment, translating core strengths of leading brand, excellence in execution and continuous product renewal into good profitability. Going into 2002, demanding industry conditions are expected to continue. However, with a stream of new product launches scheduled for this year, including the company's first 3G devices, Nokia's competitiveness in terms of brand, logistics and market position should continue to be strong.

DIVIDEND

Nokia's Board of Directors will propose a dividend of EUR 0.27 per share in respect of 2001.

STATUTORY ANNUAL ACCOUNTS

CONSOLIDATED PROFIT AND LOSS ACCOUNT, IAS, EUR million
(audited)

	1-12/01	1-12/00
Net sales	**31,191**	30,376
Cost of sales	**-19,787**	-19,072
Research and development expenses	**-2,985**	-2,584
Selling, general and administrative expenses	**-3,443**	-2,804
One-time charges/customer finance	**-714**	-
Impairment of minority investments	**-80**	-
Impairment of goodwill	**-518**	-
Amortization of goodwill	**-302**	-140
Operating profit	**3,362**	5,776
Share of results of associated companies	**-12**	-16
Financial income and expenses	**125**	102
Profit before tax and minority interests	**3,475**	5,862
Tax	**-1,192**	-1,784
Minority interests	**-83**	-140
Net profit	**2,200**	3,938
Earnings per share, EUR		
Basic	**0.47**	0.84
Diluted	**0.46**	0.82
Average number of shares		
(1,000 shares)		
Basic	**4,702,852**	4,673,162
Diluted	**4,787,219**	4,792,980
Depreciation and amortization, total	**1,430**	1,009

CONSOLIDATED BALANCE SHEET, IAS, EUR million
(audited)

	31.12.2001	31.12.2000
ASSETS		
Fixed assets and other non-current assets		
Capitalized development costs	**893**	640
Goodwill	**854**	1112
Intangible assets	**237**	242
Property, plant and equipment	**2,514**	2,732
Investments in associated companies	**49**	61
Available-for-sale investments	**399**	337
Deferred tax assets	**832**	401
Long-term loan receivables	**1,128**	808
Other non-current assets	**6**	55
	6,912	6,388
Current assets		
Inventories	**1,788**	2,263
Accounts receivables	**5,719**	5,594
Prepaid expenses and accrued income	**1,480**	1,418
Short-term loan receivable	**403**	44
Available-for-sale investments	**4,271**	2,774
Bank and cash	**1,854**	1,409
	15,515	13,502
Total assets	**22,427**	19,890
SHAREHOLDERS' EQUITY AND LIABILITIES		
Shareholders' equity		
Share capital	**284**	282
Share issue premium	**2,060**	1,695
Treasury shares	**-21**	-157
Translation differences	**326**	347
Fair value and other reserves	**20**	-
Retained earnings	**9,536**	8,641
	12,205	10,808
Minority interests	**196**	177
Long-term liabilities		
Long-term interest bearing liabilities	**207**	173
Deferred tax liabilities	**177**	69
Other long-term liabilities	**76**	69
	460	311
Current liabilities		
Short-term borrowings	**831**	1,069
Current portion of long-term debt	**-**	47
Accounts payable	**3,074**	2,814
Accrued expenses	**3,477**	2,860
Provisions	**2,184**	1,804
	9,566	8,594
Total shareholders' equity and liabilities	**22,427**	19,890
Interest-bearing liabilities	**1,038**	1,289
Shareholders' equity per share, EUR	**2.58**	2.30
Number of shares (1,000 shares) *	**4,736,302**	4,692,133

** Shares owned by Group companies are excluded*

CONSOLIDATED CASH FLOW STATEMENT, IAS, EUR million
(audited)

	1-12/2001	1-12/2000
Cash flow from operating activities		
Net profit	2,200	3,938
Adjustments, total	4,132	2,805
Net profit before change in net working capital	6,332	6,743
Change in net working capital	978	-1,377
Cash generated from operations	7,310	5,366
Interest received	226	255
Interest paid	-155	-115
Other financial income and expenses	99	-454
Income taxes paid	-933	-1,543
Net cash from operating activities	6,547	3,509
Cash flow from investing activities		
Acquisition of Group companies, net of acquired cash	-131	-400
Purchase of non-current available-for-sale investments	-323	-111
Additions to capitalized development costs	-431	-393
Long-term loans receivable made to customers	-1,129	-776
Proceeds from/payment of long-term receivables	84	-
Proceeds from/ payments of short-term receivables	-114	378
Capital expenditures	-1,041	-1,580
Proceeds from disposal of Group companies, net of disposed cash	-	4
Proceeds from sale of available-for-sale investments	204	75
Proceeds from sale of fixed assets	175	221
Dividends received	27	51
Net cash used in investing activities	-2,679	-2,531
Cash flow from financing activities		
Proceeds from issuance of share capital	77	72
Treasury shares acquired	-21	-160
Capital investment by minority shareholders	4	7
Proceeds from long-term borrowings	102	-
Repayments of long-term borrowings	-59	-82
Proceeds from/payment of short-term borrowing	-602	133
Dividends paid	-1,396	-1,004
Net cash used in financing activities	-1,895	-1,034
Foreign exchange impact on cash	-43	80
Net increase in cash and cash equivalents	1,930	24
Cash and cash equivalents at beginning of period	4,183	4,159
Cash and cash equivalents at end of period	6,113	4,183
Net fair value adjustment on current available-for sale investments	12	-
As reported on balance sheet for 2001 and 2000	6,125	4,183

NB: The above figures cannot be directly traced from the balance sheet without additional information as a result of acquisitions and disposals of subsidiaries and net foreign exchange differences arising on consolidation.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY, EUR million
(audited)

	Share capital	Share issue premium	Treasury shares	Translation differences	Fair value and other reserves	Retained earnings	Total
Balance at December 31, 1999	279	1,079	-24	243		5,801	7,378
Share issue	3	554					557
Acquisition of treasury shares			-160				-160
Disposal of treasury shares			27				27
Stock options issued on acquisitions		75					75
Stock options exercised related to acquisitions		-13					-13
Dividend						-931	-931
Translation differences				104			104
Change in accounting policy						-206	-206
Other increase/decrease, net						39	39
Net profit						3,938	3,938
Balance at December 31, 2000	282	1,695	-157	347		8,641	10,808

	Share capital	Share issue premium	Treasury shares	Translation differences	Fair value and other reserves	Retained earnings	Total
Balance at December 31, 2000	282	1,695	-157	347	-	8,641	10,808
Share issue	2	407					409
Acquisition of treasury shares			-21				-21
Disposal of treasury shares		-52	157				105
Stock options issued on acquisitions		20					20
Stock options exercised related to acquisitions		-10					-10
Dividend						-1,314	-1,314
Translation differences				-21			-21
Effect of change in accounting principle (IAS 39)					-56		-56
Cash flow hedges					76		76
Available-for-sale investments					0		0
Other increase/decrease, net						9	9
Net profit						2,200	2,200
Balance at December 31, 2001	284	2,060	-21	326	20	9,536	12,205

COMMITMENTS AND CONTINGENCIES, EUR million
(audited)

	GROUP	
	31.12.2001	31.12.2000
Collateral for own commitments		
Mortgages	**18**	12
Assets pledged	**4**	4
Collateral given on behalf of other companies		
Assets pledged	**33**	23
Contingent liabilities on behalf of Group companies		
Other guarantees	**505**	656
Contingent liabilities on behalf of other companies		
Guarantees for loans	**95**	298
Leasing obligations	**1,246**	895

NOTIONAL AMOUNTS OF DERIVATIVE FINANCIAL INSTRUMENTS, EUR million 1)
(audited)

	31.12.2001	31.12.2000
Foreign exchange forward contracts 2), 3)	**20,978**	10,497
Currency options bought 3)	**1,328**	2,165
Currency options sold 3)	**1,209**	2,029
Interest rate swaps	-	250
Cash settled equity swaps 4)	**182**	336

1) The notional amounts of derivatives summarized here do not represent amounts exchanged by the parties and thus are not a measure of the exposure of Nokia caused by its use of derivatives.

2) Notional amounts outstanding include positions, which have been closed off.

3)As at December 31,2001, notional amount includes contracts amounting to EUR 1.1 billion used to hedge the net investments of foreign subsidiaries (December 31, 2001 EUR 0.7 billion).

4) Cash settled equity swaps are used to hedge risks relating to incentive programs and investments activities.

Closing rate, 1 EUR = 0.903 USD

Change in Accounting Principles

The Group has adopted, beginning January 1, 2001, IAS 39, Financial instruments: recognition and measurement. The impact of the changes in policy on opening shareholders' equity is quantified as follows (EUR m):

Total shareholders' equity at 31 December 2000 as previously reported	10 808
IAS 39 transition adjustments:	
Fair value adjustments to available-for-sale debt and equity investments 1)	58
Transfer of gains and losses on qualifying cash flow hedging derivatives 2)	-114
Total shareholders' equity at 1 January 2001	10 752

1) Available-for-sale investments in debt and equity securities and investments in unlisted equity shares are measured at fair value unless investments are held for trading or originated loans or unlisted equities cannot be measured reliably.

2) Gains and losses on foreign exchange forward contracts that are properly designated and are highly effective as cash flow hedges of highly probable forecast foreign currency cash flows are deferred in a hedging reserve within equity. Previously, such gains and losses were reported as deferred income or expenses.

It should be noted that certain statements herein which are not historical facts, including, without limitation those regarding A) the timing of product deliveries; B) our ability to develop and implement new products and technologies; C) expectations regarding market growth and developments; D) expectations for growth and profitability; and E) statements preceded by "believe," "expect," "anticipate," "foresee" or similar expressions, are foreward-looking statements. Because these statements involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) developments in the mobile communications market including the continued development of the replacement market and the Company's success in the 3G market; 2) demand for products and services; 3) market acceptance of new products and service introductions; 4) the availability of new products and services by operators; 5) weakened economic conditions in many of the Company's principal markets; 6) pricing pressures; 7) intensity of competition; 8) the impact of changes in technology; 9) consolidation or other structural changes in the mobile communications market; 10) the success and financial condition of the Company's partners, suppliers and customers; 11) the management of the Company's customer financing exposure; 12) the continued success of product development by the Company; 13) the continued success of cost-efficient, effective and flexible manufacturing by the Company; 14) the ability of the Company to source component production, manufacturing and R&D without interruption and at acceptable prices; 15) inventory management risks resulting from shifts in market demand; 16) fluctuations in exchange rates, including, in particular, the fluctuations in the euro exchange rate between the US dollar and the Japanese yen; 17) impact of changes in government policies, laws or regulations; 18) the risk factors specified on pages 10 to 16 of the Company's Form 20-F for the year ended December 31, 2000.

NOKIA
Helsinki, January 24, 2002

For more information:
Lauri Kivinen, Corporate Communications, tel. +358 7180 34495
Ulla James, Investor Relations, tel. +1 972 894 4880
Antti Räikkönen, Investor Relations, tel. +358 7180 34290

www.nokia.com

- Nokia plans a mid-quarter update on March 12, 2002.
- Results announcements for 1Q, 2Q and 3Q, 2002 are planned for April 18, July 18 and October 17, respectively.
- The Annual General Meeting will be held on March 21, 2002.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 24, 2002

Nokia Corporation

By: /s/ Ursula Ranin
Name: Ursula Ranin
Title: Vice President, General Counsel